UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42373

Gelteq Limited

(Registrant’s Name)

Level 19

644 Chapel Street

South Yarra VIC, 3141
Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 9, 2025, Gelteq Limited (the “Company”) will be providing a virtual presentation hosted by Investor Summit to certain private investors. A copy of this presentation is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

The foregoing (including Exhibit 99.1) will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K and the exhibits hereto contain “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent the Company’s beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in the Company’s forward-looking statements, including with respect to correct measurement and identification of factors affecting the Company’s business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which the Company’s business strategy is based or the success of the Company’s business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, the Company’s performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these risks and uncertainties, refer to Gelteq’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F filed on November 17, 2025. Gelteq undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit Number	Description

99.1	Investor Presentation, dated December 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gelteq Limited

By:	/s/ Nathan Givoni
Name:	Nathan Givoni
Title:	Chief Executive Officer

Date: December 9, 2025

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